UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Catalent, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

148806102

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148806102	Schedule 13G	Page 1 of 11

1	NAMES OF REPORTING PERSONS Genstar IV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,044,901
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,044,901
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,044,901
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 148806102	Schedule 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS Genstar Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,044,901
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,044,901
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,044,901
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 148806102	Schedule 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS Genstar Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,044,901
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,044,901
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,044,901
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 148806102	Schedule 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS Genstar Phoenix Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,044,901
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,044,901
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,044,901
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 148806102	Schedule 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS Jean-Pierre L. Conte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,044,901
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,044,901
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,044,901
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 148806102	Schedule 13G	Page 6 of 11

1	NAMES OF REPORTING PERSONS Robert Weltman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,044,901
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,044,901
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,044,901
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON IN

ITEM 1.	(a) Name of Issuer:

Catalent, Inc.

(b) Address of Issuer’s Principal Executive Offices:

14 Schoolhouse Road

Somerset, New Jersey 08873

ITEM 2.	(a) Name of Person Filing:

Genstar IV GP LLC

Genstar Capital IV, L.P.

Genstar Capital Partners IV, L.P.

Genstar Phoenix Holdings, LLC

Jean-Pierre L. Conte

Robert Weltman

(b) Address or Principal Business Office:

c/o Genstar Capital, L.P.

Four Embarcadero Center, Suite 1900

San Francisco, CA 94111

(c) Citizenship of each Reporting Person is:

Genstar IV GP LLC and Genstar Phoenix Holdings, LLC are Delaware limited liability companies. Genstar Capital IV, L.P. and Genstar Capital Partners IV, L.P. are Delaware limited partnerships. Mr. Conte and Mr. Weltman are U.S. citizens.

(d) Title of Class of Securities:

Common stock, no par value per share (“Common Stock”)

(e) CUSIP Number:

148806102

ITEM 3.

Not applicable.

ITEM 4.	Ownership

Ownership (a-c)

The information regarding ownership as set for the in Items 5-9 of pages 2-6 hereto is hereby incorporated by reference.

Genstar Phoenix Holdings, LLC directly holds 7,044,901 shares of Common Stock. Genstar Capital Partners IV, L.P. is the Manager of Genstar Phoenix Holdings, LLC. The sole general partner of Genstar Capital Partners IV, L.P. is Genstar Capital IV, L.P. The sole general partner of Genstar Capital IV, L.P. is Genstar IV GP LLC. The members of Genstar IV GP LLC are Jean-Pierre L. Conte and Robert Weltman. Each of Genstar Capital Partners IV, L.P., Genstar Capital IV, L.P., Genstar IV GP LLC and Messrs. Conte and Weltman disclaims beneficial ownership of the shares of Common Stock directly held by Genstar Phoenix Holdings, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

GENSTAR PHOENIX HOLDINGS, LLC, a Delaware limited liability company

By:	Genstar Capital Partners IV, L.P.
Its Manager

By:	Genstar Capital IV, L.P.
Its General Partner

By:	Genstar IV GP LLC
Its General Partner

By:	/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte, Managing Director

GENSTAR CAPITAL PARTNERS IV, L.P., a Delaware limited partnership

By:	Genstar Capital IV, L.P.
Its General Partner

By:	Genstar IV GP LLC
Its General Partner

By:	/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte, Managing Director

GENSTAR CAPITAL IV, L.P., a Delaware limited partnership

By:	Genstar IV GP LLC
Its General Partner

By:	/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte, Managing Director

GENSTAR IV GP LLC, a Delaware limited liability company

By:	/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte, Managing Director

JEAN-PIERRE L. CONTE

/s/ Jean-Pierre L. Conte

ROBERT WELTMAN

/s/ Robert Weltman

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.